UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*


                               IPIX CORPORATION
                       -------------------------------
                               (Name of Issuer)

                                Common Stock
                       -------------------------------
                        (Title of Class of Securities)

                                 46059S200
                             ------------------
                               (Cusip Number)

                             D. Stephen Morrow
                      NewSouth Capital Management, Inc.
                          1100 Ridgeway Loop Rd.
                                Suite 444
                            Memphis, TN  38120
                   ---------------------------------------
          (Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

                              May 6, 2004
                   ---------------------------------------
           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g),
check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise
subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).
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1.    NAME OF REPORTING PERSON SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NewSouth Capital Management, Inc.
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a): X
        (b):
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3.    SEC USE ONLY
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4.    SOURCE OF FUNDS:  WC
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5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS   2(d) or 2 (e):
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  Tennessee
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NUMBER OF SHARES        7.	SOLE VOTING POWER    		1,227,815 (1)
BENEFICIALLY OWNED	8.	SHARED VOTING POWER			0
BY EACH REPORTING 	9.	SOLE DISPOSITIVE POWER		1,087,929 (1)
PERSON                 10.	SHARED DISPOSITIVE POWER	  702,247 (2)

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11.  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON 1,790,176 (3)

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       10.8% (3)
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14.  TYPE OF REPORTING PERSON*  I/A
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(1) On May 11, 2004 consists of (i) 307,065 shares of Common
Stock issued upon conversion of shares of Series B Preferred
Stock, and shares of Common Stock received in lieu of cash dividends payable on the Series B Preferred Stock and
(ii) 920,750 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock, each of which is convertible into 9.2075 shares of common stock
(subject to adjustment).

(2) On May 11, 2004 the Reporting Person shared power to dispose or direct the disposition of 702,247 shares of Common Stock with certain other investors (described in Item 5, below). Of such shares, the Reporting Person disclaims beneficial Ownership of 562,361 shares of Common Stock for purposes of
Section 13(d) or 13 (g) of the Securities Exchange Act of 1934, as amended.

(3) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

ITEM 1.   SECURITY AND ISSUER.

        This Amendment #1 to the statement on Schedule 13D ("Amendment) relates to the Common Stock, $.001 par value per share (the "Common Stock") of IPIX Corporation (the "Company") and is being filed by NewSouth Capital Management, Inc., ("NewSouth") for the accounts of its advisory clients and to amend the statement initially filed on May 11, 2004.

        The principal executive offices of the Company are located at 3160 Crow Canyon Road, Suite 400
San Ramon, CA  94503, (925) 242-4000.

ITEM 4.   PURPOSE OF THE TRANSACTION.

        The last sentence of the first paragraph of Item 4 of this statement is amended and restated in its entirety as follows:
As of May 11,2004 NewSouth, Memphis Angels, and First Avenue had sold 3,631,124 shares of Common Stock through a broker-dealer.
Of the total 3,631,124 shares of Common Stock sold, NewSouth sold
723,317 shares.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

	  Item 5 of this statement is amended and restated in its entirety as follows:

        (a) NewSouth is deemed to be the beneficial owner of 1,790,176 shares of the Company's common stock held in its clients investment accounts. These shares, based on the capitalization of the Company on April 16, 2004
(as reported on its Form 10Q filed on April 19, 2004) represent approximately 10.8% of the voting power of the outstanding common stock and common stock issuable upon conversion of the Series B Preferred Stock held by NewSouth.

        Based on information available to NewSouth, (i)Memphis Angels may be deemed to be the beneficial owner of 6,453,753 shares of the Company's Common Stock, which represents approximately 30.6% of the voting power of the Common Stock and the Common Stock issuable upon conversion of the Series B Preferred Stock held by Memphis Angels and
(ii) First Avenue may be deemed to be the beneficial owner of 1,612,392 share of Common Stock which represents approximately 9.8% of the voting power of the Common Stock and the Common Stock issuable upon conversion of the Series B Preferred Stock held by First Avenue.

	Of the 1,790,176 shares of Common Stock beneficially owned by NewSouth, NewSouth has the sole power to vote or to direct the vote of 1,227,815 shares of Common Stock; has sole power to dispose or direct the disposition of 1,087,929 shares of Common Stock; has shared power to dispose or direct the disposition of 702,247 shares of Common Stock.

	The 1,227,815 shares of Common Stock beneficially owned by NewSouth over which NewSouth has the sole power to vote or direct the vote, include the following: (i) 307,065 shares of Common Stock (ii) 920,750 shares of Common Stock underlying the 100,000 shares of Series B Preferred
Stock that NewSouth purchased from the Company in a private transaction on September 26, 2004.

	The 1,087,929 shares of Common Stock beneficially owned by NewSouth over which NewSouth has sole power to dispose or direct the disposition, include the following: (i) 167,179 shares of Common Stock and
(ii) 100,000 shares of Series B Preferred Stock that NewSouth acquired in a private transaction on September 26, 2004.

	NewSouth has shared power to dispose or direct the disposition of 702,247 shares of Common Stock as a result of entering into the Disposition Agreement on April 19, 2004. NewSouth has sole power to vote or direct the vote of 139,886 such shares. NewSouth disclaims beneficial ownership of 562,361 such shares, the portion over which it has no power to vote or direct the vote, for purposes of Section 13 (d) or 13(g) of the Securities Exchange Act of 1934, as amended.

       (b) The parties to the Disposition Agreement with NewSouth are First Avenue Partners, L.P., a Tennessee limited partnership("First Avenue") and Memphis Angels, LLC, a Delaware, LLC ("Memphis Angels"). First Avenue is engaged in the business of investing in the securities of private and public companies. Its offices are located at 30 Burton Hills Boulevard,Nashville, TN 37215. Memphis Angels is engaged in the business of investing in securities of public and private technology companies. Its offices are located at 1661 International Drive, Suite 330, Memphis, TN 38120.
Memphis Angels, in its Schedule 13D filed on May 24, 2001 and subsequently amended, has filed as a member of a group which includes certain of its affiliates. For convenience, all such persons shall be referred to in this statement as "Memphis Angels."

        Based on information available to NewSouth, the parties to the Disposition Agreement with NewSouth had the following interests in the securities of the Company on May 11, 2004.

First Avenue Partners, L.P.
                                Common Stock         Percent of
                               Beneficially Owned       Class

Sole Voting Power                   1,039,788
Shared Voting Power                         0
Sole Dispositive Power                910,145
Shared Dispositive Power              702,247
Aggregate Amount Beneficially Owned 1,612,392           9.8%


Memphis Angels, LLC
                                Common Stock           Percent of
                              Beneficially Owned       Class

Sole Voting Power                   6,184,224
Shared Voting Power                         0
Sole Dispositive Power              5,751,506
Shared Dispositive Power              702,247
Aggregate Amount Beneficially Owned 6,453,753           30.6%


        (c) Transactions in the common stock of the Company by NewSouth and parties to the Disposition Agreement during the sixty days ended on May 11, 2004 are as follows:

April 13, 2004

        NewSouth: Issuance of 969,837 shares of common stock upon conversion of 93,750 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

        Memphis Angels: Issuance of 3,000,029 shares of common stock upon conversion of 290,000 shares of Series B
Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

        First Avenue: Issuance of 898,819 shares of common stock upon conversion of 86,885 shares of Series B
Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

April 20, 2004

        NewSouth: Sale of 327,916 shares of common stock for a price per share of $9.8563 in an open market transaction.

        Memphis Angels: Sale of 1,014,353 shares of common stock for a price per share of $9.8563 in an open market transaction.

        First Avenue: Sale of 303,904 shares of common stock for a price per share of $9.8563 in an open market transaction.

April 21, 2004

        NewSouth: Sale of 211,121 shares of common stock for a price per share of $9.0034 in an open market transaction.

        Memphis Angels: Sale of 653,068 shares of common stock for a price per share of $9.0034 in an open market transaction.

        First Avenue: Sale of 195,661 shares of common stock for a price per share of $9.0034 in an open market transaction.

April 22, 2004

        NewSouth: Sale of 27,061 shares of common stock for a price per share of $9.0001 in an open market transaction.

        Memphis Angels: Sale of 83,708 shares of common stock for a price per share of $9.0001 in an open market transaction.

        First Avenue: Sale of 25,079 shares of common stock for a price per share of $9.0001 in an open market transaction.



April 26, 2004

        NewSouth: Sale of 74,384 shares of common stock for a price per share of $9.0178 in an open market transaction.

        Memphis Angels: Sale of 230,095 shares of common stock for a price per share of $9.0178 in an open market transaction.

        First Avenue: Sale of 68,937 shares of common stock for a price per share of $9.0178 in an open market transaction.

April 27, 2004

        NewSouth: Sale of 26,765 shares of common stock for a price per share of $9.0120 in an open market transaction.

        Memphis Angels: Sale of 82,792 shares of common stock for a price per share of $9.0120 in an open market transaction.

        First Avenue: Sale of 24,805 shares of common stock for a price per share of $9.0120 in an open market transaction.

May 6, 2004

	  NewSouth: Sale of 56,070 shares of Common Stock for a price per share of $9.1808 in an open market transaction.

	  Memphis Angels: Sale of 173,441 shares of Common Stock for a price per share of $9.1808 in an open market transaction.

	  First Avenue: Sale of 51,964 shares of Common Stock for a price per share of $9.1808 in an open market transaction.

        (d) NewSouth's clients have the right to receive dividends from or proceeds from the sale of the Common Stock and the Series B Preferred Stock. No client's interest relates to more than 5% of the Common Stock and the Common Stock issuable upon conversion of their Series B Preferred Stock.

	  (e) Not applicable


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  May 12, 2004

NewSouth Capital Management, Inc.

By:  ______________________________
David Stephen Morrow, Executive Vice President